11016335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Corporate Campus Drive, Suite 1000
(No. and Street)

Louisville (City) KY (State) 40223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Scott Hurd CFO/FinOp (631) 801-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Scott Hurd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

FINOP

Title

Notary Public

DAWN ARRASATE
Notary Public, State of New York
No. 4980822
Qualified in Suffolk County
Commission Expires 4/29/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Registered Public Accountants' Report

Board of Directors
Jefferson National Securities Corporation

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the "Company"), (a wholly-owned subsidiary of Jefferson National Financial Corp.) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson National Securities Corporation at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 23, 2011

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2010	
Assets	
Cash	$ 95,237
Prepaid expenses	3,476
	$ 98,713
Stockholder's Equity	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
	$ 98,713

See accompanying notes to statement of financial condition.

1. **Nature of Business and Basis of Accounting**

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that JNL will pay all commissions associated with the issuance of variable contracts through the Company and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (See Note 2 - Summary of Significant Accounting Policies - Revenue).

The Company's sole source of revenue are the Paymaster and Distribution agreements with JNL.

2. **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash deposited in noninterest-bearing accounts.

(c) *Prepaid Expenses*

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

(d) *Income Taxes*

The Company files a consolidated Federal income tax return with certain affiliates. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company accounts for income taxes using the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740. In 2009, the Company adopted the provisions of ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. In addition, the Company did not record a cumulative effect adjustment related to the adoption of this guidance. Thus, the adoption of the provisions of ASC-740 did not have a material impact on the financial statement.

(e) *Revenue*

The Company provided services to JNL during 2010 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1 - Nature of Business and Basis of Accounting).

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2010.

(f) *Use of Estimates*

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those reported.

(g) *Recently Issued Accounting Pronouncements*

(i) In September 2009, the FASB issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which amended ASC Subtopic 820-10, "Fair Value Measurements and Disclosures - Overall". ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value ("NAV"). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent

for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Company has adopted ASU 2009-12 for the year ended December 31, 2010. The effect of the adoption of the ASU had no impact on the statement of financial condition.

(ii) In February 2010, the FASB issued ASU 2010-09, "Amendments to Certain Recognition and Disclosure Requirements", which amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. This standard became effective for the Company upon issuance. The adoption of this standard did not have a material impact on the Company's financial statement.

(iii) In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures", which requires entities to make new disclosures about recurring or nonrecurring fair value measurements and provides clarification of existing disclosure requirements. For assets and liabilities that are measured at fair value on a recurring basis, the ASU requires disclosure of significant transfers between Levels 1 and 2, and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. Significant transfers into each level must be disclosed and discussed separately from transfers out of each

level. Significance is judged with respect to earnings, total assets, total liabilities or total equity. An accounting policy must be determined and disclosed as to when transfers between levels are recognized: (1) actual date, (2) beginning of period or (3) end of period. The ASU amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. The ASU amends ASC 820 to require fair value measurement disclosures for each class of assets and liabilities and clarifies that a description of the valuation technique and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This standard became effective in 2010, except for the requirement to provide the level activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for the Company beginning in 2011. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on the Company's financial statement.

3. Income Taxes

The Company's Federal income tax return is consolidated with JNF, JNF Advisors and JNL. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

The Company did not have any current Federal income tax (benefits) expense.

The components of gross deferred tax assets and liabilities and the related valuation allowance as of December 31, 2010 are as follows:

December 31, 2010	
Deferred tax assets:	
Net operating loss carryforwards	$189,364
Deferred tax liabilities	-
Net deferred tax asset	189,364
Valuation allowance for deferred tax asset	189,364
Deferred tax assets, net of allowance	$ -

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. The Company has recorded a full valuation allowance against the full value of its net deferred tax asset at December 31, 2010, since the Company does not anticipate generating any future income.

At December 31, 2010, the Company had tax net operating losses of $541,040 that begin to expire in 2019. The use of $277,661 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. The Company did not have any capital loss carry forwards at December 31, 2010.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2010, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Notes 1 and 5, JNL is the sole source of the Company's revenue.

5. Related Party Transactions

JNF provides administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2010, all services and expenses were reimbursed to the Company by JNL (see Note 1 – Nature of Business and Basis of Accounting).

At December 31, 2010, $-0- was due to JNF for general expenses.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2010, the Company had net capital of $95,237, which was in excess of required net capital.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's ratio of aggregate indebtedness to regulatory net capital was $-0- at December 31, 2010.

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.) (SEC I.D. No. 8-51845)

Statement of Financial Condition

December 31, 2010

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.) (SEC I.D. No. 8-51845)

Statement of Financial Condition

December 31, 2010

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

Independent registered public accountants' report	3
Statement of financial condition	4
Notes to statement of financial condition	5-11